

August 1, 2012

<u>Via E-mail</u>
Jay Palma
Principal Financial and Chief Accounting Officer
Gilman Ciocia, Inc.
11 Raymond Avenue
Poughkeepsie, NY 12603

Re: Gilman Ciocia, Inc.
         Form 10-K for Fiscal Year Ended June 30, 2011
         Filed September 28, 2011
         File No. 000-22996

Dear Mr. Palma:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Michael Seaman for

                         Suzanne Hayes
                         Assistant Director